December 22, 2015

Stephanie L. Sullivan
Senior Assistant Chief Accountant

Office of Financial Services

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Commercial Bancshares, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 16, 2015

Form 10-Q for the Fiscal Quarter Ended September 30, 2015

Filed November 13, 2015

File No. 000-27894

Dear Ms. Sullivan:

We are presenting our responses to the comments received in your letter dated December 18, 2015. Our responses follow your comments, which we have reproduced in bold print. In connection with this response, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing,
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the Quarter Ended September 30, 2015

Exhibits 32.1 and 32.2

1.	We note that your 906 certifications reference the quarterly report for the period ending September 30, 2014 instead of the quarterly report for the period ending September 30, 2015. Please amend your Form 10-Q for the period ended September 30, 2015 to provide the correct certifications. Please refer to Exchange Act Rule 12b-15, and see C&DI 246.14 in Regulation S-K for additional guidance.

The 906 certifications filed as Exhibits 32.1 and 32.2 under Part II, Item 6 of the Form 10-Q for the period ended September 30, 2015 have been amended to reference the quarterly report for the period ended September 30, 2015.

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Sincerely,

/s/ Scott A. Oboy
Scott A. Oboy

Executive Vice President and Chief Financial Officer
Commercial Bancshares, Inc.

cc:	David J. Mack, Shumaker, Loop & Kendrick, LLP

Scott Phillips, Plante Moran, PLLC

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